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                                                                    EXHIBIT 99.1

             COURT AGREES TO REINSTATE CMI'S SECURED CREDIT FACILITY
                      PRESS RELEASE--FOR IMMEDIATE RELEASE

         Columbia, South Carolina, May 11, 2001 - CMI Industries, Inc. announced today that the Honorable Joseph J. Farnan, Jr. of the U.S. Bankruptcy Court for the District of Delaware has entered an order which authorizes the Company to access its secured credit facility in the same manner as it did prior to the filing of the involuntary petition. The court's action affirms that the filing of the involuntary petition does not affect the ability of CMI to incur debt or encumber property under the existing financial arrangement with its secured lender, Fleet Capital Corporation.

         Said Joseph L. Gorga, President of the Company, "The Company appreciates the support and confidence that has been provided by its customers, suppliers, associates and other stakeholders. That support has enabled CMI to respond appropriately and responsibly to the involuntary petition filed last week by a minority of bondholders in a manner inconsistent with the agreement between the parties. We look forward to Monday, when we can again focus our full attention to providing unparalleled customer service and superior quality fabrics."

         In addition, as previously announced, the Company has filed a motion in the U.S. Bankruptcy Court requesting a dismissal of the involuntary petition filed against it late last week by certain holders of the Company's 9 1/2% Senior Subordinated Notes. According to the motion, on the date of the filing, the Company was current with its unsecured creditors, owed nothing on its secured credit facility and had $12,000,000 of borrowing capacity under that line of credit. The Court's action today enables the Company to continue to operate in the ordinary course and to work to achieve its strategic objectives.

         CMI Industries, Inc., and its subsidiaries manufacture textile products that serve a variety of markets, including the home furnishings, woven apparel, elasticized knit apparel and industrial/medical markets. Headquartered in Columbia, South Carolina, the Company operates manufacturing facilities in Clarkesville, Georgia; Clinton, South Carolina; Greensboro, North Carolina; and Stuart, Virginia. The Company had net sales from continuing operations of $194.7 million in 2000.

         This press release contains statements that are forward-looking statements within the meaning of applicable federal securities laws and are based upon the Company's current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, among other things, global economic activity, the success of the Company's overall business strategy, the Company's relationships with its principal customers and suppliers, the demand for textile products, the cost and availability of raw materials and labor, the level of the Company's indebtedness and the exposure to interest rate fluctuations, governmental legislation and regulatory changes, and the long-term implications of regional trade blocs and the effect of quota phase-out and lowering of tariffs under the WTO trade regime, restrictions on the Company's business and operations imposed by the Company's lenders and the court processes, and the Company's ability to operate under current industry conditions.

         For further information, contact J. A. Ovenden, Executive Vice President and Chief Financial Officer at 803-771-4434.